                     DELAWARE INVESTMENTS FAMILY OF FUNDS

                              CERTIFIED RESOLUTIONS

     The  resolutions  set  forth  below  were  duly  adopted  by the  Boards of
Trustees/Directors  of  those  investment  companies  covered  by  the  enclosed fidelity bond for the period from October 31, 2007 through  October 31, 2008 and remain in full force and effect as of the date hereof:

Resolutions  Adopted  at a Meeting  of the Board of  Trustees/Directors  Held on
October 25, 2007

Approval of Fidelity Bond Coverage

WHEREAS, this Board of  Trustees/Directors  has considered the form of the joint insured broker's blanket bond for the Delaware  Investments Family of Funds, and the amount of such joint insured  broker's  blanket bond, and has considered the value of the aggregate  assets of the Funds to which any covered person may have access,  the  type and  terms  of the  arrangements  made  for the  custody  and safekeeping of the assets of the Fund's Series,  the nature of the securities in such  Series'  portfolio  and the relative  higher cost of a  comparable  single insured bond for each Fund; and

WHEREAS,  the  Board,   including  the  Trustees/Directors  who  were  not  then
interested  persons  with  respect to the Fund,  has  concluded  that the Fund's participation in the proposed joint insured broker's blanket bond is in the best interest of the Fund and its shareholders.

NOW, THEREFORE, IT IS RESOLVED, that the officers of the Fund are authorized and directed  to cause  each of its  Series  to  participate  in the  joint  insured broker's blanket bonds in the aggregate amount of $40,000,000, which also covers the other Delaware Investments Funds, and that the Fund shall pay its respective share of the premium; and it is further

RESOLVED,  that the officers of the Fund are hereby  authorized  and directed to execute an agreement under Section 17(g) of the 1940 Act with the other insureds listed on the  broker's  blanket bond (the  "Agreement"),  whereby the Fund will bear its  proportionate  share of the premium and coverage of the bond,  and the share of the premium and coverage of the other Funds shall, if  appropriate,  be proportionately adjusted; and it is further

RESOLVED,  that the officers of the Fund are hereby  authorized  and directed to file with the Securities and Exchange  Commission ("SEC") a copy of the bond and a copy of the resolutions  approving the amount,  type, form and coverage of the bond and the portion of the premium to be paid by each of the Fund's  Series,  a statement  showing  the amount of the single  insured  bond which the Fund would have  provided  and  maintained  had it not been named as an  insured  under the broker's  blanket  bond  described  herein,  a statement of the period for which premiums  have been paid and a copy of the  Agreement,  all  pursuant to Section
17(g) of the 1940 Act, and that the Secretary or any Assistant  Secretary of the
Fund be designated as the officers directed to make all necessary  filings;  and it is further

RESOLVED,  that this Board,  including those  Trustees/Directors who do not have control over or access to any of the portfolio securities, funds or other assets of the Fund's Series, hereby conclude that the amount, scope and coverage of the fidelity bond of the Fund are adequate; and it is further

RESOLVED,  that this Board,  taking all  relevant  factors  into  consideration, hereby  determines  that it is in the best  interest  of the Fund and the Fund's shareholders  for the Fund and each Series to  participate  in the joint insured broker's  blanket bond described at this meeting,  and that the proposed premium allocation to the Fund and to each Series is fair and reasonable to the Fund and each Series based upon a consideration of the relative higher premium that would have been paid if comparable insurance coverage were purchased separately by the insured parties.

                                             /s/David F. Connor
                                             David F. Connor
                                             Secretary

Chubb Group of Insurance Companies              DECLARATIONS
                                                FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059 COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):   Bond Number: 81951478

DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS     FEDERAL INSURANCE COMPANY

1 COMMERCE SQUARE                               Incorporated under the laws of
PHILADELPHIA, PA 19103                          Indiana a stock insurance
                                                company herein called the
                                                COMPANY
                                                Capital Center, 251 North
                                                Illinois, Suite 1100
                                                Indianapolis, IN 46204-1927

ITEM 1.   BOND PERIOD: from 12:01 a.m. on October 31, 2007
                       to 12:01 a.m. on October 31, 2008

ITEM 2.   LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

          If "Not Covered" is inserted  below  opposite any  specified  INSURING
          CLAUSE,  such INSURING  CLAUSE and any other reference shall be deemed to be deleted.  There shall be no  deductible  applicable  to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

                                                                    DEDUCTIBLE
          INSURING CLAUSE                     LIMIT OF LIABILITY        AMOUNT
          1.      Employee                        $ 20,000,000      $ 0
          2.      On Premises                     $ 20,000,000      $ 50,000
          3.      In Transit                      $ 20,000,000      $ 50,000
          4.      Forgery or Alteration           $ 20,000,000      $ 50,000
          5.      Extended Forgery                $ 20,000,000      $ 50,000
          6.      Counterfeit Money               $ 20,000,000      $ 50,000
          7.      Threats to Person               $ Not Covered     $ N/A
          8.      Computer System                 $ 20,000,000      $ 50,000
          9.      Voice Initiated Funds
                  Transfer Instruction            $ 20,000,000      $ 50,000
          10.     Uncollectible Items of Deposit  $ 50,000          $ 10,000
          11.     Audit Expense                   $ 100,000         $ 0

ITEM 3.   THE  LIABILITY  OF THE  COMPANY  IS ALSO  SUBJECT  TO THE  TERMS OF THE
FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:  1-14

IN  WITNESS  WHEREOF,  THE  COMPANY  has  caused  this  Bond to be signed by its authorized  officers,  but it  shall  not be  valid  unless  also  signed  by an authorized representative of the Company.

/S/ W. Andrew Macan
W. Andrew Macan
Secretary

/s/ Thomas F. Motamed
Thomas F. Motamed
President

/s/ Robert Hamburger
Robert Hamburger
Authorized Representative

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The  COMPANY,  in  consideration  of payment  of the  required  premium,  and in reliance  on the  APPLICATION  and all  other  statements  made and  information furnished to the COMPANY by the ASSURED,  and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond,  agrees to pay the ASSURED for:

Insuring Clauses

Employee       1. Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

On   Premises  2. Loss of Property  resulting  directly from robbery,  burglary, false pretenses,  common law or statutory larceny,  misplacement, mysterious unexplainable  disappearance,  damage,  destruction or removal, from the possession,  custody or control of the ASSURED, while such  Property is lodged or deposited  at premises  located anywhere.

In Transit     3.  Loss  of  Property  resulting  directly  from  common  law or
               statutory   larceny,   misplacement,   mysterious   unexplainable
               disappearance,  damage or  destruction,  while the Property is in transit anywhere:

               a.   in an armored motor vehicle, including loading and unloading thereof,

               b.   in the custody of a natural  person acting as a messenger of the ASSURED, or

               c.   in  the  custody  of  a  Transportation  Company  and  being transported  in a  conveyance  other than an  armored  motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

                    (1)  written records,

                    (2)  securities  issued in  registered  form,  which are not endorsed or are restrictively endorsed, or

                    (3)  negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

               Coverage  under this INSURING  CLAUSE begins  immediately  on the receipt of such Property by the natural person or  Transportation
               Company and ends  immediately  on delivery to the premises of the addressee  or to  any  representative  of the  addressee  located anywhere.

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Insuring Clauses
(continued)

Forgery Or     4. Loss resulting directly from:
Alteration
               a.   Forgery on, or fraudulent  material alteration of, any bills of exchange,  checks, drafts,  acceptances,  certificates of deposits,  promissory notes, due bills, money orders, orders upon public  treasuries,  letters of credit,  other  written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

               b.   transferring,  paying  or  delivering  any  funds  or  other
                    Property,  or establishing any credit or giving any value in
                    reliance   on   any   written   instructions,   advices   or
                    applications   directed  to  the  ASSURED   authorizing   or
                    acknowledging the transfer,  payment, delivery or receipt of funds or other  Property,  which  instructions,  advices  or applications  fraudulently  purport to bear the  handwritten signature of any customer of the ASSURED,  or shareholder or subscriber  to shares of an  Investment  Company,  or of any financial  institution  or Employee but which  instructions, advices or  applications  either bear a Forgery or have been fraudulently  materially  altered  without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

               excluding,  however,  under this INSURING CLAUSE any loss covered under  INSURING  CLAUSE 5. of this Bond,  whether or not coverage for  INSURING  CLAUSE 5. is provided for in the  DECLARATIONS  of this Bond.

               For  the  purpose  of  this  INSURING   CLAUSE,   a  mechanically
               reproduced   facsimile   signature  is  treated  the  same  as  a
               handwritten signature.

Extended       5. Loss  resulting  directly  from the  ASSURED  having,  in good
Forgery        faith,  and in the  ordinary  course  of  business,  for  its own account or the account of others in any capacity:

               a.   acquired,  accepted or received,  accepted or received, sold or  delivered,  or given value,  extended  credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

                    (1)  bear a Forgery or a fraudulently material alteration,

                    (2)  have been lost or stolen, or

                    (3)  be Counterfeit, or

               b.   guaranteed  in writing or witnessed  any  signatures  on any transfer,  assignment,  bill of  sale,  power  of  attorney, guarantee,  endorsement  or  other  obligation  upon  or  in connection with any  Securities,  documents or other written instruments.

               Actual  physical   possession,   and  continued  actual  physical
               possession if taken as collateral, of such Securities,  documents or other  written  instruments  by an Employee,  Custodian,  or a
               Federal or State chartered deposit  institution of the ASSURED is a condition precedent to the ASSURED having relied on such items.
               Release or return of such collateral is an  acknowledgment by the
               ASSURED that it no longer relies on such collateral.

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Insuring Clauses

Extended       For  the  purpose  of  this  INSURING   CLAUSE,   a  mechanically
Forgery        reproduced   facsimile   signature  is  treated  the  same  as  a
(continued)    handwritten signature.

Counterfeit    6. Loss  resulting  directly  from the  receipt by the ASSURED in
Money          good faith of any Counterfeit money.

Threats        7. Loss  resulting  directly from surrender of Property away from
To Person      an office of the ASSURED as a result of a threat  communicated to the  ASSURED  to do bodily  harm to an  Employee  as  defined  in
               Section  1.e.  (1),  (2) and (5), a  Relative  or invitee of such
               Employee,  or a resident of the household of such  Employee,  who is, or allegedly is, being held captive provided,  however,  that prior to the surrender of such Property:

               a.   the  Employee  who receives the threat has made a reasonable effort  to  notify  an  officer  of the  ASSURED  who is not involved in such threat, and

               b.   the  ASSURED  has made a  reasonable  effort to  notify  the
                    Federal Bureau of  Investigation  and local law  enforcement authorities concerning such threat.

               It is agreed  that for  purposes  of this  INSURING  CLAUSE,  any
               Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property  in  which  such  Employee  has  a  legal  or  equitable interest.

Computer       8. Loss resulting  directly from  fraudulent:

               a.   entries of data System into, or

               b.   changes of data  elements  or  programs  within,  a Computer
                    System, provided the fraudulent entry or change causes:

                    (1)  funds  or other  property  to be  transferred,  paid or delivered,

                    (2)  an account  of the  ASSURED  or of its  customer  to be added, deleted, debited or credited, or

                    (3)  an unauthorized  account or a fictitious  account to be debited or credited.

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Insuring Clauses
(continued)

Voice          9. Loss resulting  directly from Voice  Initiated  Funds Transfer
Initiated      Instruction  directed to the ASSURED  authorizing the transfer of
Funds Transfer dividends or  redemption  proceeds of Investment  Company  shares
Instruction    from a Customer's  account,  provided such Voice  Initiated Funds
               Transfer Instruction was:

               a.   received at the ASSURED'S  offices by those Employees of the
                    ASSURED   specifically   authorized  to  receive  the  Voice
                    Initiated Funds Transfer Instruction,

               b.   made by a person purporting to be a Customer, and

               c.   made by said  person for the  purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

               In order for coverage to apply under this  INSURING  CLAUSE,  all
               Voice Initiated Funds Transfer  Instructions must be received and processed in accordance with the Designated  Procedures  outlined in the APPLICATION furnished to the COMPANY.

Uncollectible  10. Loss resulting  directly from the ASSURED having  credited an
Items of       account of a customer,  shareholder or subscriber on the faith of
Deposit        any Items of Deposit  which prove to be  uncollectible,  provided that the crediting of such account causes:

               a.   redemptions or withdrawals to be permitted,

               b.   shares to be issued, or

               c.   dividends to be paid,

               from an account of an Investment Company.

               In order for coverage to apply under this  INSURING  CLAUSE,  the
               ASSURED must hold Items of Deposit for the minimum number of days stated in the  APPLICATION  before  permitting any redemptions or withdrawals,  issuing  any  shares or paying any  dividends  with respect to such Items of Deposit.

               Items of  Deposit  shall  not be deemed  uncollectible  until the
               ASSURED'S standard collection procedures have failed.

Audit Expense  11. Expense  incurred by the ASSURED for that part of the cost of audits or examinations  required by any  governmental  regulatory authority or self-regulatory organization to be conducted by such authority,  organization  or their  appointee  by  reason  of the discovery  of loss  sustained  by the ASSURED and covered by this
               Bond.

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General Agreements

Additional     A. If more than one corporation,  or Investment  Company,  or any
Companies      combination of them is included as the ASSURED herein:
Included As
Assured
               (1)  The total  liability of the COMPANY under this Bond for loss or losses  sustained by any one or more or all of them shall not exceed the limit for which the  COMPANY  would be liable under this Bond if all such loss were  sustained  by any one of them.

               (2)  Only the first named  ASSURED shall be deemed to be the sole agent  of the  others  for all  purposes  under  this  Bond, including  but not limited to the giving or receiving of any notice or proof  required to be given and for the purpose of effecting or accepting any  amendments to or  termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the  Bond and  with  any  amendment  thereto, together  with a copy of each formal  filing of claim by any other  named  ASSURED and  notification  of the terms of the settlement of each such claim prior to the execution of such settlement.

               (3)  The  COMPANY  shall  not  be  responsible   for  the  proper
                    application of any payment made hereunder to the first named
                    ASSURED.

               (4)  Knowledge  possessed  or  discovery  made  by  any  partner, director,  trustee,  officer or supervisory  employee of any
                    ASSURED shall  constitute  knowledge or discovery by all the
                    ASSUREDS for the purposes of this Bond.

               (5)  If the  first  named  ASSURED  ceases  for any  reason to be covered under this Bond,  then the ASSURED next named on the
                    APPLICATION  shall  thereafter  be  considered  as the first named ASSURED for the purposes of this Bond.

Representation B. The ASSURED  represents  that all information it has furnished
Made By        in the APPLICATION  for this Bond or otherwise is complete,  true
Assured        and correct.  Such APPLICATION and other  information  constitute part of this Bond.

               The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

               Any  intentional  misrepresentation,   omission,  concealment  or
               incorrect  statement of a material  fact, in the  APPLICATION  or otherwise, shall be grounds for recision of this Bond.

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General Agreements (continued)

Additional     C. If the ASSURED,  other than an Investment Company,  while this
Offices Or     Bond is in force,  merges or  consolidates  with, or purchases or
Employees -    acquires  assets  or  liabilities  of  another  institution,  the
Consolidation, ASSURED shall not have the coverage  afforded under this Bond for
Merger Or      loss which has:
Purchase Or
Acquisition Of (1)  occurred or will occur on premises, or
Assets Or
Liabilities -  (2)  been caused or will be caused by an employee, or
Notice To
Company        (3)  arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:

               a.   gives  the   COMPANY   written   notice   of  the   proposed
                    consolidation,  merger or purchase or  acquisition of assets or liabilities prior to the proposed  effective date of such action, and

               b.   obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

               c.   on obtaining such consent, pays to the COMPANY an additional premium.

Change Of      D. When the ASSURED  learns of a change in control (other than in
Control -      an Investment  Company),  as set forth in Section 2(a) (9) of the
Notice To      Investment  Company Act of 1940,  the ASSURED  shall within sixty
Company        (60) days give written notice to the COMPANY setting forth:

               (1) the names of the transferors and transferees (or the names of the beneficial  owners if the voting securities are registered in another name),

               (2)  the  total  number  of  voting   securities   owned  by  the
               transferors and the transferees (or the beneficial owners),  both immediately before and after the transfer, and

               (3) the total number of outstanding voting securities.

               Failure to give the required  notice shall result in  termination of coverage for any loss involving a transferee,  to be effective on the date of such change in control.

Court Costs    E. The  COMPANY  will  indemnify  the ASSURED for court costs and
And Attorneys' reasonable  attorneys'  fees  incurred and paid by the ASSURED in
Fees           defense,  whether  or  not  successful,   whether  or  not  fully
               litigated on the merits and whether or not settled, of any claim, suit or legal  proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to
               INSURING  CLAUSE 1., this  Section  shall only apply in the event that:

               (1)  an   Employee   admits  to  being   guilty  of   Larceny  or
               Embezzlement,

               (2) an  Employee  is  adjudicated  to be  guilty  of  Larceny  or
               Embezzlement, or

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General Agreements

Court Costs    (3) in the absence of 1 or 2 above, an arbitration  panel agrees,
And Attorneys' after a  review  of an  agreed  statement  of facts  between  the
Fees           COMPANY and the ASSURED,  that an Employee  would be found guilty
(continued)    of Larceny or Embezzlement if such Employee were prosecuted.

               The ASSURED shall promptly give notice to the COMPANY of any such suit or legal  proceeding and at the request of the COMPANY shall furnish  copies  of all  pleadings  and  pertinent  papers to the
               COMPANY.  The COMPANY may, at its sole  option,  elect to conduct the defense of all or part of such legal proceeding.  The defense by the  COMPANY  shall  be in the  name  of the  ASSURED  through attorneys selected by the COMPANY.  The ASSURED shall provide all reasonable  information and assistance as required by the COMPANY for such defense.

               If the COMPANY  declines  to defend the  ASSURED,  no  settlement without the prior  written  consent of the  COMPANY nor  judgment against the ASSURED  shall  determine  the  existence,  extent or amount of coverage under this Bond.

               If the amount  demanded in any such suit or legal  proceeding  is within the DEDUCTIBLE  AMOUNT,  if any, the COMPANY shall have no liability  for  court  costs  and  attorney's  fees  incurred  in defending all or part of such suit or legal proceeding.

               If the amount demanded in any such suit or legal proceeding is in excess  of the  LIMIT  OF  LIABILITY  stated  in  ITEM  2. of the
               DECLARATIONS for the applicable  INSURING  CLAUSE,  the COMPANY'S liability  for  court  costs  and  attorney's  fees  incurred  in defending  all or part  of such  suit  or  legal  proceedings  is limited to the proportion of such court costs and attorney's fees incurred  that the  LIMIT OF  LIABILITY  stated in ITEM 2. of the
               DECLARATIONS  for the  applicable  INSURING  CLAUSE  bears to the total of the amount demanded in such suit or legal proceeding.

               If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE  AMOUNT, if any, but within the LIMIT OF
               LIABILITY   stated  in  ITEM  2.  of  the  DECLARATIONS  for  the
               applicable  INSURING  CLAUSE,  the COMPANY'S  liability for court costs and  attorney's  fees  incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's  fees that the amount  demanded that would be payable  under this Bond after  application  of the
               DEDUCTIBLE AMOUNT, bears to the total amount demanded.

               Amounts paid by the COMPANY for court costs and  attorneys'  fees shall be in addition to the LIMIT OF LIABILITY  stated in ITEM 2.
               of the DECLARATIONS.

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Conditions And
Limitations

Definitions    1. As used in this Bond:

               a.   Computer  System  means a computer  and all  input,  output,
                    processing,   storage,   off-line   media   libraries,   and
                    communication facilities which are connected to the computer and  which  are under the  control  and  supervision  of the operating  system(s) or application(s)  software used by the
                    ASSURED.

               b.   Counterfeit  means an imitation of an actual valid  original which is intended to deceive and be taken as the original.

               c.   Custodian means the institution  designated by an Investment
                    Company to maintain possession and control of its assets.

               d.   Customer means an individual,  corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written  agreement  with the  ASSURED  for Voice
                    Initiated Funds Transfer Instruction.

               e.   Employee means:

                    (1)  an officer of the ASSURED,

                    (2)  a natural  person  while in the regular  service of the
                         ASSURED   at  any  of  the   ASSURED'S   premises   and
                         compensated directly by the ASSURED through its payroll
                         system  and  subject  to  the  United  States  Internal
                         Revenue Service Form W-2 or equivalent income reporting
                         plans of other countries,  and whom the ASSURED has the
                         right to control and direct both as to the result to be
                         accomplished and details and means by which such result
                         is accomplished in the performance of such service,

                    (3)  a guest student pursuing  studies or performing  duties in any of the ASSURED'S premises,

                    (4)  an attorney  retained by the ASSURED and an employee of such attorney while either is performing legal services
                         for the ASSURED,

                    (5)  a natural person  provided by an employment  contractor to perform  employee  duties for the ASSURED  under the
                         ASSURED'S supervision at any of the ASSURED'S premises,

                    (6)  an employee of an  institution  merged or  consolidated with the ASSURED  prior to the  effective  date of this
                         Bond,

                    (7)  a director  or trustee of the  ASSURED,  but only while performing  acts within the scope of the  customary and
                         usual  duties of any  officer or other  employee of the
                         ASSURED  or while  acting as a member of any  committee
                         duly  elected or  appointed to examine or audit or have
                         custody of or access to Property of the ASSURED, or

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Conditions And
Limitations

Definitions    (8) each natural person, partnership or corporation authorized by
(continued)    written  agreement  with  the  ASSURED  to  perform  services  as electronic data processor of checks or other  accounting  records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

               a.   creating, preparing,  modifying or maintaining the ASSURED'S computer software or programs, or

               b.   acting as transfer agent or in any other agency  capacity in issuing checks, drafts or securities for the ASSURED,

               (9)  any partner,  officer or employee of an investment  advisor,
                    an   underwriter   (distributor),   a   transfer   agent  or
                    shareholder  accounting  recordkeeper,  or an administrator, for an  Investment  Company  while  performing  acts  coming within  the scope of the  customary  and usual  duties of an officer or employee of an Investment  Company or acting as a member  of  any  committee  duly  elected  or  appointed  to examine,  audit or have  custody of or access to Property of an Investment Company.

               The term  Employee  shall not  include  any  partner,  officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

               a.   which is not an  "affiliated  person" (as defined in Section
                    2(a) of the Investment Company Act of 1940) of an Investment
                    Company  or  of  the   investment   advisor  or  underwriter
                    (distributor) of such Investment Company, or

               b.   which  is a  "bank"  (as  defined  in  Section  2(a)  of the
                    Investment Company Act of 1940).

               This Bond does not afford  coverage in favor of the  employers of persons  as set  forth in e.  (4),  (5) and (8)  above,  and upon payment to the ASSURED by the  COMPANY  resulting  directly  from
               Larceny  or  Embezzlement  committed  by  any  of  the  partners, officers or employees of such employers,  whether acting alone or in collusion with others,  an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed  shall, to the extent of such payment, be given by the ASSURED to the COMPANY,  and the ASSURED shall  execute all papers  necessary to secure to the COMPANY the rights provided for herein.

               Each employer of persons as set forth in e.(4), (5) and (8) above and the partners,  officers and other employees of such employers shall  collectively  be  deemed  to be one  person  for  all  the purposes of this Bond; excepting, however, the fifth paragraph of
               Section 13.

               Independent contractors not specified in e.(4), (5) or (8) above, intermediaries,  agents,  brokers or other representatives of the same general character shall not be considered Employees.

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Conditions And
Limitations

Definitions    f.   Forgery  means the  signing of the name of  another  natural
(continued)         person  with  the  intent  to  deceive  but  does not mean a signature  which  consists  in whole or in part of one's own name,  with or without  authority,  in any  capacity for any purpose.

               g.   Investment  Company means any investment  company registered under the  Investment  Company Act of 1940 and listed  under the NAME OF ASSURED on the DECLARATIONS.

               h.   Items of Deposit  means one or more  checks or drafts  drawn upon  a  financial  institution  in  the  United  States  of
                    America.

               i.   Larceny or  Embezzlement  means larceny or  embezzlement  as defined in Section 37 of the Investment Company Act of 1940.

               j.   Property means money, revenue and other stamps;  securities;
                    including any note, stock,  treasury stock, bond, debenture,
                    evidence   of   indebtedness,    certificate   of   deposit,
                    certificate  of  interest  or  participation  in any profit-
                    sharing    agreement,    collateral    trust    certificate,
                    preorganization  certificate or  subscription,  transferable
                    share,   investment  contract,   voting  trust  certificate,
                    certificate of deposit for a security,  fractional undivided interest in oil, gas, or other mineral rights,  any interest or  instruments  commonly  known  as a  security  under  the
                    Investment  Company Act of 1940,  any other  certificate  of
                    interest  or   participation   in,   temporary   or  interim
                    certificate  for,  receipt for,  guarantee of, or warrant or right to  subscribe  to or  purchase  any of the  foregoing;
                    bills of exchange;  acceptances;  checks; withdrawal orders;
                    money orders; travelers' letters of credit; bills of lading;
                    abstracts of title; insurance policies,  deeds, mortgages on real estate  and/or upon  chattels  and  interests  therein;
                    assignments  of such  policies,  deeds or  mortgages;  other valuable  papers,  including  books of  accounts  and  other records  used by the ASSURED in the conduct of its  business
                    (but excluding all electronic data processing records); and, all other  instruments  similar  to or in the  nature of the foregoing  in which the ASSURED  acquired an interest at the time of the  ASSURED'S  consolidation  or  merger  with,  or purchase of the principal  assets of, a predecessor or which are held by the ASSURED  for any purpose or in any  capacity and whether so held  gratuitously  or not and whether or not the ASSURED is liable therefor.

               k.   Relative  means the spouse of an  Employee or partner of the
                    ASSURED  and any  unmarried  child  supported  wholly by, or living in the home of,  such  Employee  or partner and being related to them by blood, marriage or legal guardianship.

               l.   Securities,  documents or other  written  instruments  means original  (including  original  counterparts)  negotiable or non-negotiable instruments, or assignments thereof, which in
                    and  of   themselves   represent  an   equitable   interest,
                    ownership,  or debt and which are in the ordinary  course of business  transferable by delivery of such  instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
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Conditions And
Limitations

Definitions    m.   Subsidiary  means any  organization  that,  at the inception
(continued)         date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty  percent
                    (50%)  of  the  outstanding   securities  or  voting  rights
                    representing  the  present  right  to vote for  election  of directors  is  owned or  controlled  by the  ASSURED  either directly or through one or more of its subsidiaries.

               n.   Transportation Company means any organization which provides its own or its leased vehicles for  transportation  or which provides freight forwarding or air express services.

               o.   Voice  Initiated  Election  means  any  election  concerning
                    dividend   options    available   to   Investment    Company
                    shareholders or subscribers which is requested by voice over the telephone.

               p.   Voice  Initiated  Redemption  means any redemption of shares issued by an Investment  Company which is requested by voice over the telephone.

               q.   Voice Initiated Funds Transfer  Instruction  means any Voice
                    Initiated Redemption or Voice Initiated Election.

               For the purposes of these definitions,  the singular includes the plural and the plural  includes the  singular,  unless  otherwise indicated.

General        2. This bond does not directly or indirectly cover:
Exclusions -
Applicable to  a.   loss not  reported  to the COMPANY in writing  within  sixty
All Insuring        (60) days after termination of this Bond as an entirety;
Clauses
               b.   loss  due to riot or  civil  commotion  outside  the  United
                    States of America and Canada,  or any loss due to  military, naval or usurped power,  war or  insurrection.  This Section
                    2.b.,  however,  shall  not  apply to loss  which  occurs in transit in the circumstances  recited in INSURING CLAUSE 3., provided that when such transit was  initiated  there was no knowledge  on the part of any person  acting for the ASSURED of such riot,  civil commotion,  military,  naval or usurped power, war or insurrection;

               c.   loss resulting from the effects of nuclear fission or fusion or radioactivity;

               d.   loss of  potential  income  including,  but not  limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

               e.   damages of any type for which the ASSURED is legally liable, except  compensatory  damages,  but not  multiples  thereof, arising from a loss covered under this Bond;

               f.   costs,   fees  and  expenses  incurred  by  the  ASSURED  in
                    establishing  the  existence of or amount of loss under this
                    Bond,  except to the extent  covered under  INSURING  CLAUSE
                    11.;

               g.   loss  resulting from indirect or  consequential  loss of any nature;

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Conditions And
Limitations

General        h. loss  resulting from dishonest acts by any member of the Board
Exclusions -   of  Directors  or Board of  Trustees of the ASSURED who is not an
Applicable to  Employee, acting alone or in collusion with others;
All Insuring
Clauses        i.   loss,  or that part of any loss,  resulting  solely from any violation by the ASSURED or by any Employee:
(continued)
                    (1)  of any law regulating:

                    a.   the issuance, purchase or sale of securities,

                    b.   securities   transactions   on  security  or  commodity
                         exchanges or the over the counter market,

                    c.   investment companies,

                    d.   investment advisors, or

                    (2)  of any rule or  regulation  made  pursuant  to any such law; or

               j.   loss of confidential information, material or data;

               k.   loss resulting from voice requests or instructions  received over the  telephone,  provided  however,  this  Section 2.k.
                    shall not apply to INSURING CLAUSE 7. or 9.

Specific       3. This Bond does not directly or indirectly cover:
Exclusions -
Applicable To  a.   loss caused by an Employee,  provided, however, this Section
All Insuring        3.a. shall not apply to loss covered under  INSURING  CLAUSE
Clauses Except      2.  or  3.  which  results   directly   from   misplacement,
Insuring            mysterious   unexplainable   disappearance,   or  damage  or
Clause 1.           destruction of Property;

               b.   loss through the surrender of property away from premises of the ASSURED as a result of a threat:

                    (1)  to do bodily harm to any natural person, except loss of
                         Property in transit in the custody of any person acting
                         as messenger of the  ASSURED,  provided  that when such
                         transit was  initiated  there was no  knowledge  by the
                         ASSURED of any such threat,  and provided  further that
                         this  Section 3.b.  shall not apply to INSURING  CLAUSE
                         7., or

                    (2)  to do  damage  to  the  premises  or  Property  of  the
                         ASSURED;

               c.   loss resulting  from payments made or  withdrawals  from any account involving erroneous credits to such account;

               d.   loss  involving  Items of Deposit which are not finally paid for any reason  provided  however,  that this  Section  3.d.
                    shall not apply to INSURING CLAUSE 10.;

               e.   loss of property while in the mail;

  ICAP Bond (5-98)
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Conditions And
Limitations

Specific       f.   loss  resulting  from  the  failure  for  any  reason  of  a
Exclusions -        financial or depository  institution,  its receiver or other
Applicable To       liquidator to pay or deliver funds or other  Property to the
All Insuring        ASSURED  provided  further that this Section 3.f.  shall not
Clauses Except      apply to loss of Property  resulting  directly from robbery,
Insuring            burglary,     misplacement,     mysterious     unexplainable
Clause 1.           disappearance,  damage,  destruction  or  removal  from  the possession, custody or control of the ASSURED.
(continued)
               g.   loss of Property  while in the  custody of a  Transportation
                    Company,  provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

               h.   loss  resulting  from  entries or changes  made by a natural person with authorized  access to a Computer System who acts in good faith on instructions,  unless such instructions are given  to  that  person  by a  software  contractor  or  its partner,  officer,  or employee authorized by the ASSURED to
                    design,   develop,   prepare,   supply,  service,  write  or
                    implement programs for the ASSURED's Computer System; or

               i.   loss resulting directly or indirectly from the input of data into a Computer System  terminal,  either on the premises of the  customer  of the ASSURED or under the control of such a customer,  by a customer or other person who had  authorized access to the customer's authentication mechanism.

Specific       4. This bond does not directly or indirectly cover:
Exclusions -
Applicable To
All Insuring   a.   loss resulting  from the complete or partial  non-payment of
Clauses Except      or default on any loan  whether  such loan was  procured  in
Insuring            good  faith  or  through  trick,  artifice,  fraud  or false
Clauses 1., 4.,     pretenses;  provided,  however,  this Section 4.a. shall not
And 5.              apply to INSURING CLAUSE 8.;

               b.   loss resulting from forgery or any alteration;

               c.   loss involving a counterfeit provided, however, this Section
                    4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of       5. At all times  prior to  termination  of this  Bond,  this Bond
Liability/     shall  continue in force for the limit  stated in the  applicable
Non-Reduction  sections  of  ITEM 2. of the  DECLARATIONS,  notwithstanding  any
And Non-       previous loss for which the COMPANY may have paid or be liable to
Accumulation   pay under this Bond provided,  however, that the liability of the
Of Liability   COMPANY under this Bond with respect to all loss resulting from:

               a.   any one act of  burglary,  robbery  or  hold-up,  or attempt thereat, in which no Employee is concerned or implicated, or

               b.   any one  unintentional  or negligent  act on the part of any
                    one  person   resulting  in  damage  to  or  destruction  or
                    misplacement of Property, or

               c.   all acts, other than those specified in a. above, of any one person, or

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Conditions And
Limitations

Limit Of       d. any one  casualty or event other than those  specified  in a.,
Liability/     b.,  or c.  above,  shall be  deemed  to be one loss and shall be
Non-Reduction  limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of
And Non-       the DECLARATIONS of this Bond irrespective of the total amount of
Accumulation   such loss or losses and shall not be  cumulative  in amounts from
Of Liability   year to year or from period to period.

(continued)    All acts, as specified in c. above, of any one person which

               i.   directly or  indirectly  aid in any way wrongful acts of any other person or persons, or

               ii.  permit the continuation of wrongful acts of any other person or persons

               whether such acts are committed  with or without the knowledge of the wrongful  acts of the person so aided,  and whether such acts are  committed  with or  without  the  intent  to aid such  other person,  shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery      6. This Bond applies only to loss first  discovered by an officer of the ASSURED  during the BOND PERIOD.  Discovery  occurs at the earlier of an officer of the ASSURED being aware of:

               a.   facts  which  may  subsequently  result  in a loss of a type covered by this Bond, or

               b.   an actual or potential claim in which it is alleged that the
                    ASSURED is liable to a third party,

               regardless  of when the act or acts  causing or  contributing  to such  loss  occurred,  even  though  the  amount of loss does not exceed the applicable  DEDUCTIBLE  AMOUNT, or the exact amount or details of loss may not then be known.

Notice To      7.   a.   The ASSURED  shall give the COMPANY  notice  thereof at
Company -                the earliest  practicable  moment,  not to exceed sixty
Proof - Legal            (60) days after discovery of loss, in an amount that is
Proceedings              in excess of 50% of the applicable  DEDUCTIBLE  AMOUNT,
Against Company          as stated in ITEM 2. of the DECLARATIONS.

                    b.   The ASSURED shall furnish to the COMPANY proof of loss,
                         duly  sworn to,  with full  particulars  within six (6)
                         months after such discovery.

                    c.   Securities   listed  in  a  proof  of  loss   shall  be
                         identified by  certificate  or bond numbers,  if issued
                         with them.

                    d.   Legal  proceedings  for the  recovery of any loss under
                         this Bond shall not be brought prior to the  expiration
                         of sixty  (60)  days  after  the proof of loss is filed
                         with the COMPANY or after the expiration of twenty-four
                         (24) months from the discovery of such loss.

                    e.   This  Bond  affords  coverage  only  in  favor  of  the
                         ASSURED.  No claim,  suit,  action or legal proceedings
                         shall be brought  under this Bond by anyone  other than
                         the ASSURED.

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Conditions And
Limitations

Notice To           f.   Proof of loss involving  Voice Initiated Funds Transfer
Company -                Instruction shall include electronic recordings of such
Proof - Legal            instructions.
Proceedings
Against Company

(continued)

Deductible     8. The COMPANY shall not be liable under any INSURING  CLAUSES of
Amount         this Bond on  account  of loss  unless  the  amount of such loss, after  deducting  the  net  amount  of all  reimbursement  and/or recovery  obtained  or made by the  ASSURED,  other than from any
               Bond or policy of insurance  issued by an  insurance  company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss,  shall exceed the DEDUCTIBLE
               AMOUNT  set  forth in ITEM 3. of the  DECLARATIONS,  and then for such excess  only,  but in no event for more than the  applicable
               LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

               There  shall  be no  deductible  applicable  to  any  loss  under
               INSURING CLAUSE 1. sustained by any Investment Company.

Valuation      9. BOOKS OF ACCOUNT OR OTHER RECORDS

               The value of any loss of Property  consisting of books of account or  other  records  used by the  ASSURED  in the  conduct  of its business shall be the amount paid by the ASSURED for blank books, blank pages,  or other  materials which replace the lost books of account  or other  records,  plus  the cost of labor  paid by the
               ASSURED  for  the  actual  transcription  or  copying  of data to reproduce such books of account or other records.

               The value of any loss of Property  other than books of account or other records used by the ASSURED in the conduct of its business, for  which a claim is made  shall be  determined  by the  average market value of such  Property on the  business  day  immediately preceding  discovery  of such loss  provided,  however,  that the value of any Property replaced by the ASSURED with the consent of the  COMPANY  and prior to the  settlement  of any claim for such
               Property  shall  be  the  actual  market  value  at the  time  of replacement.

               In the case of a loss of interim certificates,  warrants,  rights or other securities,  the production of which is necessary to the exercise  of  subscription,  conversion,  redemption  or  deposit privileges,  the value of them shall be the market  value of such privileges immediately preceding their expiration if said loss is not discovered until after their  expiration.  If no market price is quoted for such  Property  or for such  privileges,  the value shall be fixed by agreement between the parties.

               OTHER PROPERTY

               The value of any loss of  Property,  other than as stated  above, shall  be the  actual  cash  value or the  cost of  repairing  or replacing  such Property with Property of like quality and value, whichever is less.

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Conditions And
Limitations
(continued)

Securities     10. In the event of a loss of securities covered under this Bond,
Settlement     the COMPANY  may, at its sole  discretion,  purchase  replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

               The  indemnity  required from the ASSURED under the terms of this
               Section  against  all  loss,  cost or  expense  arising  from the replacement of securities by the COMPANY'S indemnity shall be:

               a.   for  securities  having  a value  less  than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

               b.   for  securities  having a value in excess of the  DEDUCTIBLE
                    AMOUNT but within the  applicable  LIMIT OF  LIABILITY - the percentage that the DEDUCTIBLE  AMOUNT bears to the value of the securities;

               c.   for  securities  having a value greater than the  applicable
                    LIMIT OF  LIABILITY  - the  percentage  that the  DEDUCTIBLE
                    AMOUNT  and  portion  in excess of the  applicable  LIMIT OF
                    LIABILITY bears to the value of the securities.

               The value referred to in Section  10.a.,  b., and c. is the value in accordance with Section 9, VALUATION,  regardless of the value of such  securities  at the  time the loss  under  the  COMPANY'S indemnity is sustained.

               The  COMPANY  is not  required  to issue  its  indemnity  for any portion  of a loss of  securities  which is not  covered  by this
               Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

               The ASSURED shall pay the  proportion  of the  Company's  premium charge for the Company's indemnity as set forth in Section 10.a.,
               b., and c. No portion of the LIMIT OF LIABILITY  shall be used as payment of premium for any indemnity  purchased by the ASSURED to obtain replacement securities.

Subrogation -  11. In the event of a payment under this Bond,  the COMPANY shall
Assignment -   be subrogated to all of the ASSURED'S  rights of recovery against
Recovery       any person or entity to the extent of such  payment.  On request, the ASSURED  shall  deliver to the COMPANY an  assignment  of the
               ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

               Recoveries,  whether  effected by the COMPANY or by the  ASSURED, shall be  applied  net of the  expense  of such  recovery  in the following order:

               a.   first, to the satisfaction of the ASSURED'S loss which would otherwise  have  been  paid but for the  fact  that it is in excess of the applicable LIMIT OF LIABILITY,

               b.   second,  to the COMPANY in  satisfaction  of amounts paid in settlement of the ASSURED'S claim,

               c.   third,  to the  ASSURED in  satisfaction  of the  applicable
                    DEDUCTIBLE AMOUNT, and

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Conditions And
Limitations

Subrogation -  d.   fourth,  to the ASSURED in satisfaction of any loss suffered
Assignment -        by the  ASSURED  which  was not  covered  under  this  Bond.
Recovery            Recovery from  reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.
(continued)

Cooperation Of 12. At the COMPANY'S  request and at reasonable  times and places
Assured        designated by the COMPANY, the ASSURED shall:

               a.   submit to  examination  by the COMPANY and  subscribe to the same under oath,

               b.   produce for the COMPANY'S examination all pertinent records,
                    and

               c.   cooperate with the COMPANY in all matters  pertaining to the loss.

               The ASSURED  shall  execute all papers and render  assistance  to secure to the  COMPANY  the rights and causes of action  provided for under this Bond.  The ASSURED  shall do nothing after loss to prejudice such rights or causes of action.

Termination    13. If the Bond is for a sole ASSURED, it shall not be terminated unless  written  notice shall have been given by the acting party to  the  affected  party  and  to  the  Securities  and  Exchange
               Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

               If the Bond is for a joint  ASSURED,  it shall not be  terminated unless  written  notice shall have been given by the acting party to  the  affected  party,  and  by the  COMPANY  to  all  ASSURED
               Investment   Companies  and  to  the   Securities   and  Exchange
               Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

               This Bond will  terminate  as to any one  ASSURED,  other than an
               Investment Company:

               a.   immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

               b.   immediately  on the filing of a petition  under any State or
                    Federal statute relative to bankruptcy or  reorganization of the ASSURED,  or assignment  for the benefit of creditors of the ASSURED, or

               c.   immediately  upon such  ASSURED  ceasing  to exist,  whether through  merger into another  entity,  disposition of all of its assets or otherwise.

               The COMPANY shall refund the unearned  premium  computed at short rates in  accordance  with the standard  short rate  cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

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Conditions And
Limitations

Termination    If any  partner,  director,  trustee,  or officer or  supervisory employee of an ASSURED not acting in  collusion  with an Employee
(continued)    learns of any  dishonest  act  committed by such  Employee at any time,  whether in the  employment  of the  ASSURED or  otherwise, whether or not such act is of the type  covered  under this Bond, and whether  against  the ASSURED or any other  person or entity, the ASSURED:

               a.   shall immediately  remove such Employee from a position that would enable such  Employee to cause the ASSURED to suffer a loss covered by this Bond; and

               b.   within  forty-eight  (48) hours of learning that an Employee has committed any dishonest  act,  shall notify the COMPANY,
                    of  such  action  and  provide  full   particulars  of  such
                    dishonest act.

               The COMPANY may terminate coverage as respects any Employee sixty
               (60) days  after  written  notice  is  received  by each  ASSURED
               Investment  Company and the Securities  and Exchange  Commission,
               Washington,  D.C. of its desire to terminate this Bond as to such
               Employee.

Other          14.  Coverage under this Bond shall apply only as excess over any
Insurance      valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

               a.   the ASSURED,

               b.   a Transportation Company, or

               c.   another  entity on whose premises the loss occurred or which
                    employed  the  person   causing  the  loss  or  engaged  the
                    messenger conveying the Property involved.

Conformity     15. If any  limitation  within this Bond is prohibited by any law controlling  this Bond's  construction,  such limitation shall be deemed  to be  amended  so as to  equal  the  minimum  period  of limitation provided by such law.

Change or      16. This Bond or any  instrument  amending or affecting this Bond
Modification   may  not  be  changed  or  modified  orally.   No  change  in  or
               modification of this Bond shall be effective  except when made by
               written   endorsement  to  this  Bond  signed  by  an  authorized
               representative of the COMPANY.

               If this Bond is for a sole  ASSURED,  no  change or  modification which would  adversely  affect the rights of the ASSURED shall be effective  prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission,  Washington,
               D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 18 of 19
--------------------------------------------------------------------------------
Conditions And
Limitations

Change or      If this Bond is for a joint  ASSURED,  no charge or  modification
Modification   which would  adversely  affect the rights of the ASSURED shall be effective  prior to sixty (60) days after written notice has been
(continued)    furnished  to  all  insured  Investment   Companies  and  to  the
               Securities  and Exchange  Commission,  Washington,  D.C.,  by the
               COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19
--------------------------------------------------------------------------------
                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No:    1 Bond

                                                       Bond Number:     81951478

NAME OF ASSURED: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the  DECLARATIONS is amended to read as follows:

DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

FUND

Delaware Group Adviser Funds
Delaware Group Cash Reserve
Delaware Group Equity Funds I
Delaware Group Equity Funds II
Delaware Group Equity Funds III
Delaware Group Equity Funds IV
Delaware Group Equity Funds V
Delaware Group Foundation Funds
Delaware Group Limited-Term Government Funds
Delaware Group Global & International Funds
Delaware Group Government Fund
Delaware Group Income Funds
Delaware VIP Trust
Delaware Group State Tax-Free Income Trust
Delaware Group Tax-Free Fund
Delaware Group Tax-Free Money Fund
Delaware Pooled Trust
Voyageur Insured Funds
Voyageur Intermediate Tax Free Funds
Delaware Investments Municipal Trust
Voyageur Mutual Funds
Voyageur Mutual Funds II
Voyageur Mutual Funds III
Voyageur Tax-Free Funds
Delaware Investments Dividend and Income Fund, Inc.
Delaware Investments Global Dividend and Income Fund, Inc.
Delaware Investments Arizona Municipal Income Fund, Inc.
Delaware Investments Colorado Insured Municipal Income Fund, Inc.
Delaware Investments Florida Insured Municipal Income Fund, Inc.
Delaware Investments Minnesota Municipal Income Fund II, Inc.
Delaware Enhanced Global Dividend and Income Fund

ICAP Bond
Form 17-02-0949 (Rev. 1-97) Page 1

--------------------------------------------------------------------------------

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 2, 2007

By   /s/ Robert Hamburger
     Authorized Representative

ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 2
--------------------------------------------------------------------------------
                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.: 2 Bond

                                                       Bond Number:      81951478

NAME OF ASSURED: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

                 TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     12.  Telefacsimile Instruction

          Loss resulting directly from the ASSURED having  transferred,  paid or delivered  any funds or other  Property  or  established  any  credit, debited any account or given any value on the faith of any  fraudulent instructions  sent by a  Customer,  financial  institution  or another office  of the  ASSURED  by  Telefacsimile  directly  to  the  ASSURED authorizing  or  acknowledging  the  transfer,  payment or delivery of funds or Property or the  establishment of a credit or the debiting of an  account  or  the  giving  of  value  by  the  ASSURED  where  such
          Telefacsimile instructions:

          a.   bear a  valid  test  key  exchanged  between  the  ASSURED  and a
               Customer or another  financial  institution with authority to use such  test key for  Telefacsimile  instructions  in the  ordinary course  of  business,  but  which  test key has  been  wrongfully obtained by a person who was not  authorized  to initiate,  make, validate or authenticate a test key arrangement, and

          b.   fraudulently  purport  to have  been  sent by  such  Customer  or financial  institution when such Telefacsimile  instructions were transmitted  without the knowledge or consent of such Customer or financial  institution  by a person  other than such  Customer or financial  institution  and which bear a Forgery of a  signature, provided  that the  Telefacsimile  instruction  was verified by a direct call back to an employee of the financial institution,  or a  person  thought  by  the  ASSURED  to be the  Customer,  or an employee of another financial institution.

2.   By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

          d.   Customer  means  an  individual,  corporate,  partnership,  trust customer,  shareholder  or subscriber  of an  Investment  Company which  has  a  written  agreement  with  the  ASSURED  for  Voice
               Initiated   Funds   Transfer    Instruction   or    Telefacsimile
               Instruction.

ICAP Bond
Form 17-02-2367 (Rev. 10-03) Page 1
--------------------------------------------------------------------------------

3.   By adding to Section 1., Definitions, the following:

          r.   Telefacsimile means a system of transmitting written documents by electronic  signals over telephone lines to equipment  maintained by the  ASSURED  for the  purpose of  reproducing  a copy of said document.  Telefacsimile  does not mean electronic  communication sent by Telex or similar  means of  communication,  or through an electronic  communication system or through an automated clearing house.

4.   By adding to Section 3.,  Specific  Exclusions  Applicable  to All Insuring
     Clauses Except Insuring Clause 1. the following:

          j.   loss  resulting   directly  or  indirectly   from   Telefacsimile
               instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 2, 2007

By   /s/ Robert Hamburger
     Authorized Representative

ICAP Bond
Form 17-02-2367 (Rev. 10-03) Page 2
--------------------------------------------------------------------------------
                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.: 3 Bond

                                                       Bond Number: 81951478

NAME OF ASSURED: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

                   AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     13.  Automated  Telephone System
     Transaction  Loss resulting  directly from the ASSURED  having  transferred funds on the faith of any Automated Phone System (APS)  Transaction,  where the request for such APS  Transaction is  unauthorized or fraudulent and is made with the intent to deceive.  In order for coverage to apply under this
     INSURING  CLAUSE the ASSURED shall  maintain and follow all APS  Designated
     Procedures.  A single  failure  of the  ASSURED  to  maintain  and follow a particular APS Designated  Procedure in a particular APS  Transaction  will not preclude coverage under this INSURING CLAUSE.

2.   By adding to Section 1., Definitions, the following:

     s.   APS Designated Procedures means all of the following procedures:

          (1)  No APS  Transaction  shall be executed  unless the shareholder or unitholder to whose account such an APS  Transaction  relates has previously elected to APS Transactions. (Election in Application)

          (2)  All APS  Transactions  shall be logged or otherwise  recorded and the  records  shall  be  retained  for at least  six (6)  months.
               (Logging)  Information  contained in the records shall be capable of being  retrieved and produced  within a reasonable  time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

          (3)  The  caller  in  any  request  for  an  APS  Transaction,  before
               executing   that   APS   Transaction   must   enter  a   personal
               identification  number (PIN),  social security number and account number.  (Identity  Test) If the caller  fails to enter a correct
               PIN within  three (3)  attempts,  the caller  must not be allowed additional  attempts  during the same telephone call to enter the
               PIN.  The caller may  either be  instructed  to redial a customer service  representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 1
--------------------------------------------------------------------------------

          (4)  A  written  confirmation  of any APS  Transaction  or  change  of address shall be mailed to the shareholder or unitholder to whose account such transaction  relates,  at the record address, by the end of the insured's  next regular  processing  cycle,  but in no event  later  than  five (5)  business  days  following  such APS
               Transaction. (Written Confirmation)

          (5)  Access to the equipment  which  permits the entity  receiving the
               APS  Transaction  request to process  and effect the  transaction shall  be  limited  in  the  following  manner:  (Access  to  APS
               Equipment)

     t.   APS Election means any election  concerning  various account  features available to the  shareholder or unitholder  which is made through the
          Automated  Phone  System  by means of  information  transmitted  by an individual  caller  through use of a  Automated  Phone  System.  These
          features  include  account  statements,   auto  exchange,  auto  asset
          builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

     u.   APS  Exchange  means any  exchange of shares or units in a  registered account of one fund into  shares or units in an account  with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange  privileges of the two funds, which  exchange is  requested  through the  Automated  Phone System by means of information  transmitted by an individual  caller through use of an Automated Phone System.

     v.   APS  Purchase  means any  purchase  of  shares  or units  issued by an
          Investment  Company  which is  requested  through an  Automated  Phone
          System.

     w.   APS  Redemption  means any  redemption of shares or units issued by an
          Investment  Company which it requested  through the telephone by means of information  transmitted  by an individual  caller through use of a
          Automated Phone System.

     x.   APS Transaction means any APS Purchase,  APS Redemption,  APS Election or APS Exchange.

     y.   Automated  Phone System means an automated  system which  receives and
          converts  to  executable   instructions   transmissions   through  the
          Automated  Phone System  through use of a  touch-tone  keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3.   By   adding   the   following    Section   after   Section   4.,   Specific
     Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

     Section 4.A Specific  Exclusion-Applicable  to Insuring Clause 13

     This Bond does not directly or indirectly  cover under Insuring  Clause 13:
     Loss resulting from:

     a.   the  redemption  of  shares  or  units,  where  the  proceeds  of such redemption are made payable to other than:

          (1)  the shares or units of record,

          (2)  a person designated to receive redemption proceeds, or

          (3)  a bank account designated to receive redemption proceeds, or

     b.   the  redemption  of  shares  or  units,  where  the  proceeds  of such redemption  are paid by  check  mailed  to any  address,  unless  such address has either been  designated  the  shareholder or unitholder by voice through an Automated Phone System or in writing, at least thirty
          (30) days prior to such redemption, or

ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 2
--------------------------------------------------------------------------------

     c.   the redemption of shares or units,  where shareholder or unitholder of the ASSURED designated bank account of record.

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 2, 2007

By   /s/ Robert Hamburger
     Authorized Representative

ICAP Bond
Form 17-02-2345 (Ed. 10-00) Page 3
--------------------------------------------------------------------------------
                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 4 Bond
                                                       Bond Number: 81951478

NAME OF ASSURED: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

             STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     "14. Stop Payment Order or Refusal to Pay Check

     Loss  resulting  directly  from the  ASSURED  being  legally  liable to pay compensatory damages for:

     a.   complying  or failing to comply with  notice from any  customer of the
          ASSURED or any authorized  representative  of such  customer,  to stop payment  on any  check or  draft  made or drawn  upon or  against  the
          ASSURED by such customer or by any authorized  representative  of such customer, or

     b.   refusing  to pay any check or draft made or drawn upon or against  the
          ASSURED  by  any  customer  of  the  ASSURED  or  by  any   authorized
          representative of such customer."

2.   By adding the following Specific Exclusion:

     "Section 4.A.  Specific  Exclusions - Applicable to INSURING CLAUSE 14
     This Bond does not directly or indirectly cover:

     a.   liability  assumed by the  ASSURED by  agreement  under any  contract, unless such  liability  would have attached to the ASSURED even in the absence of such agreement,

     b.   loss arising out of:

          (1)  libel,  slander,  wrongful  entry,  eviction,  defamation,  false arrest,  false imprisonment,  malicious  prosecution,  assault or battery,

          (2)  sickness,  disease,  physical  bodily  harm,  mental or emotional distress or anguish, or death of any person, or

          (3)  discrimination."

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 2, 2007

By   /s/ Robert Hamburger
     Authorized Representative

ICAP Bond

Form 17-02-2365 (Ed. 10-00)
--------------------------------------------------------------------------------
                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 5 Bond
                                                       Bond Number: 81951478

NAME OF ASSURED: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

                       UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     15.  Unauthorized Signature

     Loss resulting  directly from the ASSURED having  accepted,  paid or cashed any check or  Withdrawal  Order made or drawn on or against  the account of the  ASSURED'S  customer  which bears the signature or  endorsement  of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

     It shall be a condition  precedent to the ASSURED'S right of recovery under this INSURING  CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.   By adding to Section 1., Definitions, the following:

     z.   Instruction  means a written order to the issuer of an  Uncertificated
          Security  requesting that the transfer,  pledge or release from pledge of the specified Uncertificated Security be registered.

     aa.  Uncertificated Security means a share, participation or other interest in property of or an  enterprise of the issuer or an obligation of the issuer, which is:

          (1)  not  represented  by an  instrument  and the transfer of which is registered on books  maintained  for that purpose by or on behalf of the issuer, and

          (2)  of a type commonly  dealt in on securities  exchanges or markets,
               and

          (3)  either one of a class or series or by its terms  divisible into a
               class  or  series  of  shares,   participations,   interests   or
               obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 1
--------------------------------------------------------------------------------

     bb.  Withdrawal  Order  means a  non-negotiable  instrument,  other than an
          Instruction,  signed by a  customer  of the  ASSURED  authorizing  the
          ASSURED to debit the customer's  account in the amount of funds stated
          therein.

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 2, 2007

By   /s/ Robert Hamburger
     Authorized Representative

ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 2
--------------------------------------------------------------------------------
                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 6 Bond
                                                       Bond Number: 81951478

NAME OF ASSURED: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

                      EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     16.  Extended Computer Systems

          A.   Electronic Data, Electronic Media, Electronic Instruction

               Loss resulting directly from:

               (1)  the fraudulent  modification of Electronic Data,  Electronic
                    Media or Electronic Instruction being stored within or being run within any system  covered under this  INSURING  CLAUSE,

               (2)  robbery,  burglary,  larceny  or theft of  Electronic  Data,
                    Electronic Media or Electronic Instructions,

               (3)  the  acts of a  hacker  causing  damage  or  destruction  of
                    Electronic Data, Electronic Media or Electronic  Instruction
                    owned by the  ASSURED  or for which the  ASSURED  is legally liable,  while stored within a Computer System covered under this INSURING CLAUSE, or

               (4)  the damage or  destruction  of Electronic  Data,  Electronic
                    Media or Electronic  Instruction owned by the ASSURED or for which the ASSURED is legally  liable while  stored  within a
                    Computer  System covered under INSURING  CLAUSE 16, provided such damage or destruction was caused by a computer  program or  similar  instruction  which was  written  or  altered to intentionally  incorporate a hidden instruction  designed to damage or destroy  Electronic  Data,  Electronic  Media,  or
                    Electronic  Instruction in the Computer  System in which the computer  program or instruction so written or so altered is used.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 1
--------------------------------------------------------------------------------

          B.   Electronic Communication

               Loss resulting directly from the ASSURED having transferred, paid or  delivered  any funds or  property,  established  any  credit, debited  any  account  or given  any  value  on the  faith of any electronic  communications  directed to the  ASSURED,  which were transmitted or appear to have been transmitted through:

               (1)  an Electronic Communication System,
               (2)  an automated clearing house or custodian, or
               (3)  a Telex, TWX, or similar means of communication,

               directly  into the  ASSURED'S  Computer  System or  Communication
               Terminal,  and  fraudulently  purport  to  have  been  sent  by a customer,  automated  clearing  house,  custodian,  or  financial institution,  but which  communications  were  either not sent by said customer,  automated clearing house, custodian, or financial
               institution,   or  were  fraudulently  modified  during  physical
               transit of Electronic  Media to the ASSURED or during  electronic transmission to the ASSURED'S  Computer  System or  Communication
               Terminal.

          C.   Electronic Transmission

               Loss  resulting  directly  from a customer  of the  ASSURED,  any automated  clearing house,  custodian,  or financial  institution having  transferred,  paid or  delivered  any funds or  property, established any credit, debited any account or given any value on the faith of any  electronic  communications,  purporting to have been directed by the ASSURED to such customer, automated clearing
               house,    custodian,   or   financial   institution   initiating,
               authorizing, or acknowledging, the transfer, payment, delivery or
               receipt  of  funds  or  property,   which   communications   were
               transmitted through:

               (1)  an Electronic Communication System,
               (2)  an automated clearing house or custodian, or
               (3)  a Telex, TWX, or similar means of communication,

               directly into a Computer System or Communication Terminal of said customer,  automated  clearing  house,  custodian,  or  financial institution,  and  fraudulently  purport to have been directed by the ASSURED, but which communications were either not sent by the
               ASSURED, or were fraudulently modified during physical transit of
               Electronic   Media  from  the   ASSURED   or  during   electronic
               transmission from the ASSURED'S  Computer System or Communication
               Terminal,  and for which  loss the  ASSURED is held to be legally liable.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 2
--------------------------------------------------------------------------------

2.   By adding to Section 1., Definitions, the following:

          cc.  Communication  Terminal  means a teletype,  teleprinter  or video display  terminal,  or  similar  device  capable  of  sending  or receiving information electronically. Communication Terminal does not mean a telephone.

          dd.  Electronic  Communication  System means electronic  communication operations by Fedwire,  Clearing House  Interbank  Payment System
               (CHIPS),    Society   of   Worldwide    International   Financial
               Telecommunication    (SWIFT),    similar   automated    interbank
               communication systems, and Internet access facilities.

          ee.  Electronic  Data means facts or  information  converted to a form usable in  Computer  Systems  and  which is stored on  Electronic
               Media for use by computer programs.

          ff.  Electronic  Instruction  means computer  programs  converted to a form usable in a Computer System to act upon Electronic Data.

          gg.  Electronic Media means the magnetic tape,  magnetic disk, optical disk, or any other bulk media on which data is recorded.

3.   By   adding   the   following    Section   after   Section   4.,   Specific
     Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

     Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 16

     This Bond does not directly or indirectly cover:

     a.   loss  resulting  directly  or  indirectly  from  Forged,   altered  or
          fraudulent negotiable  instruments,  securities,  documents or written instruments  used  as  source  documentation  in  the  preparation  of
          Electronic Data;

     b.   loss of  negotiable  instruments,  securities,  documents  or  written instruments  except as converted to  Electronic  Data and then only in that converted form;

     c.   loss resulting from mechanical failure, faulty construction,  error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance,  Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

     d.   loss  resulting  directly or  indirectly  from the input of Electronic
          Data at an  authorized  electronic  terminal  of an  Electronic  Funds
          Transfer System or a Customer Communication System by a person who had authorized  access from a customer to that  customer's  authentication mechanism; or

     e.   liability  assumed by the  ASSURED by  agreement  under any  contract, unless such  liability  would have attached to the ASSURED even in the absence of such agreement; or

     f.   loss resulting directly or indirectly from:

          (1)  written instruction unless covered under this INSURING CLAUSE; or

          (2)  instruction  by voice over the  telephone,  unless  covered under this INSURING CLAUSE.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 3
--------------------------------------------------------------------------------

4.   By adding to Section 9., Valuation, the following:

     Electronic Data, Electronic Media, Or Electronic Instruction

     In case of loss of, or damage  to,  Electronic  Data,  Electronic  Media or
     Electronic  Instruction  used by the ASSURED in its  business,  the COMPANY shall be liable under this Bond only if such items are actually  reproduced form other Electronic Data,  Electronic Media or Electronic  Instruction of
     the same kind or  quality  and then for not more than the cost of the blank media and/or the cost of labor for the actual  transcription  or copying of data which shall have been  furnished  by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

     However,  if such Electronic Data can not be reproduced and said Electronic
     Data represents  Securities or financial  instruments  having a value, then the loss will be valued as indicated in the  SECURITIES  and OTHER PROPERTY paragraphs of this Section.

     This Endorsement applies to loss discovered after 12:01 a.m. on October 31,
     2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 2, 2007

By   /s/ Robert Hamburger
     Authorized Representative

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 4

--------------------------------------------------------------------------------
                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 7 Bond
                                                       Bond Number: 81951478

NAME OF ASSURED: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

                           NON-CUMULATIVE ENDORSEMENT

It is  agreed  that in the  event of a loss  covered  under  this  Bond and also covered under FEDERAL  INSURANCE  COMPANY'S Bond No. 81951477 issued to DELAWARE
MANAGEMENT  HOLDINGS,  INC., the SINGLE LOSS LIMIT OF LIABILITY  under this Bond shall be reduced by any payment under Bond No.  81951477 and only the remainder, if any, shall be applicable to such loss hereunder.

                                           Name and Address of Assured:
                                           DELAWARE INVESTMENT COMPANY
                                           FAMILY OF FUNDS
                                           1 COMMERCE SQUARE
                                           PHILADELPHIA,  PA 19103

                                           Signature of Assured's Representative
                                           Position/Title
                                           Date

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 2, 2007

By   /s/ Robert Hamburger
     Authorized Representative

ICAP Bond

Form 17-02-0955 (Rev. 1-97)
--------------------------------------------------------------------------------
                                                      FEDERAL INSURANCE COMPANY
                                                      Endorsement No.: 8
                                                      Bond Number: 81951478 Bond

NAME OF ASSURED: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

                           AMEND DISCOVERY ENDORSEMENT

It is agreed that this Bond is amended by deleting Section 6., Discovery, in its entirety and substituting the following:

6.   Discovery

     This Bond applies only to loss first  discovered by the General  Counsel or
     Risk Management Department of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the General Counsel or Risk Management  Department
     of the ASSURED being aware of:

     a.   facts  which may  subsequently  result in a loss of a type  covered by this Bond, or

     b.   an actual or  potential  claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred,  even though the amount of loss does not exceed the applicable  DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

     This Endorsement applies to loss discovered after 12:01 a.m. on October 31,
     2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 2, 2007

ICAP Bond

Form 17-02-6260 (Ed. 6-04)
--------------------------------------------------------------------------------
                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No. 9 Bond
                                                       Bond Number: 81951478

NAME OF ASSURED: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

                                                      REVISE ITEM 2. ENDORSEMENT

     It is agreed that this Bond is amended by deleting  ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

     If "Not Covered" is inserted below opposite any specified  INSURING CLAUSE, such INSURING  CLAUSE and any other  reference to such  INSURING  CLAUSE in this Bond  shall be  deemed to be  deleted.  There  shall be no  deductible applicable to any loss under INSURING  CLAUSE 1 sustained by any Investment
     Company.

                                 SINGLE LOSS                DEDUCTIBLE
INSURING CLAUSE                  LIMIT OF LIABILITY         AMOUNT
1.  Employee                     $ 20,000,000               $ 0
2.  On Premises                  $ 20,000,000               $ 50,000
3.  In Transit                   $ 20,000,000               $ 50,000
4.  Forgery or Alteration        $ 20,000,000               $ 50,000
5.  Extended Forgery             $ 20,000,000               $ 50,000
6.  Counterfeit Currency         $ 20,000,000               $ 50,000
7.  Threats to Person            $ Not Covered              $ N/A
8.  Computer System              $ 20,000,000               $ 50,000
9.  Voice Initiated Funds
    Transfer Instruction         $ 20,000,000               $ 50,000
10. Uncollectible Items
    of Deposit                   $ 50,000                   $ 10,000
11. Audit Expense                $ 100,000                  $ 0
12. Telefacsimile Instruction    $ 20,000,000               $ 50,000
13. Automated Telephone
    Transaction                  $ 20,000,000               $ 50,000
14. Stop Payment Order
    or Refusal to Pay Check      $ 20,000,000               $ 50,000
15. Unauthorized Signature       $ 50,000                   $ 10,000
16. Extended Computer Systems    $ 20,000,000               $ 50,000
17. Claims Expense               $ 100,000                  $ 0

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 2, 2007

By   /s/ Robert Hamburger
     Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98) Page 1
--------------------------------------------------------------------------------
                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 10 Bond
                                                       Bond Number: 81951478

NAME OF ASSURED: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

                           CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     17.  Claims Expense

     Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

     (1)  the loss is covered under the Bond, and

     (2)  the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2.   Under General  Exclusions-Applicable  To All Insuring Clauses, Section 2.f.
     does not apply to loss covered under this INSURING CLAUSE.

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 2, 2007

By   /s/ Robert Hamburger
     Authorized Representative

ICAP Bond

Form 17-02-6282 (Ed. 11-04)
--------------------------------------------------------------------------------
                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 11 Bond
                                                       Bond Number: 81951478

NAME OF ASSURED: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

             AUTOMATIC ACQUISITION PERCENTAGE THRESHOLD ENDORSEMENT

It is agreed  that this Bond is  amended by  deleting  in its  entirety  General
Agreement C., Additional Offices or Employees-Consolidation,  Merger or Purchase
or Acquisition of Assets or  Liabilities-Notice To Company, and substituting the following:

C.   Additional  Offices  or  Employees-Consolidation,  Merger  or  Purchase  or
     Acquisition Of Assets or Liabilities-Notice to Company

     If the ASSURED,  other than an  Investment  Company,  while this Bond is in force,  merges or  consolidates  with,  or purchases or acquires  assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

     (1)  occurred or will occur on premises,

     (2)  been caused or will be caused by an employee, or

     (3)  arisen  or  will  arise  out of the  assets  or  liabilities,  of such institution, unless the ASSURED:

          a.   gives the COMPANY  written notice of the proposed  consolidation, merger or purchase or acquisition of assets or liabilities  prior to the proposed effective date of such action, and

          b.   obtains the written  consent of the COMPANY to extend some or all of  the  coverage  provided  by  this  Bond  to  such  additional exposure, and

          c.   on  obtaining  such  consent,  pays to the COMPANY an  additional premium.  Notwithstanding  anything stated above to the contrary, the  COMPANY  hereby  agrees to provide  coverage  which shall be effective  on the date of  acquisition  under this Bond for those acquired  institutions  in which the ASSURED  owns  greater  than fifty  percent  (50%) of the voting stock or voting rights either directly  or  through  one or  more of its  subsidiaries  for the remainder  of  the  BOND  PERIOD,  with  no  additional  premium, provided  the  acquired  institution  meets all of the  following conditions:

               i.   the assets shall not exceed twenty five percent (25%) of the
                    ASSURED'S assets,

               ii.  there shall be neither  any paid nor pending  Bond claim for the three (3) year period prior to the date of  acquisition,
                    and

               iii. the  ASSURED  is not  aware of any  disciplinary  action  or proceeding  by  State or  Federal  officials  involving  the acquired institution as of the date of acquisition.

ICAP Bond
Form 17-02-6247 (Ed. 3-04) Page 1
--------------------------------------------------------------------------------

The COMPANY  further  agrees that as respects any  acquisition  that  involves a
State or Federal regulatory assisted  acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the
BOND PERIOD as long as  conditions  i. and ii.  above are met. As respects  such acquisition or assumption of assets and/or liabilities, coverage applies only to a Single  Loss  fully  sustained  by the  ASSURED  on or after  the date of such acquisition or assumption. All of the circumstances,  conditions or acts causing or  contributing  to a Single  Loss  must  occur  on or  after  the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 2, 2007

By   /s/ Robert Hamburger
     Authorized Representative

ICAP Bond
Form 17-02-6247 (Ed. 3-04) Page 2
--------------------------------------------------------------------------------
                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 12 Bond
                                                       Bond Number: 81951478

NAME OF ASSURED: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

          AMENDING DEFINITION OF EMPLOYEE-FORMER EMPLOYEES ENDORSEMENT

It is agreed that this Bond is amended by adding to the  definition  of Employee in Section 1., Definitions, the following:

(10) a natural person who resigns,  retires or is terminated from the service of the ASSURED during the BOND PERIOD provided that this applies:

     a.   for a period  of  ninety  (90) days  subsequent  to such  resignation, retirement  or  termination  but not beyond the date of  expiration or termination of the Bond; and

     b.   if such resignation,  retirement or termination has not arisen from or in  connection  with the  discovery  by the  ASSURED  of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.

This  Endorsement  applies to loss  discovered  after  12:01 a.m. on October 31,
2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 2, 2007

By   /s/ Robert Hamburger
     Authorized Representative

ICAP Bond

Form 17-02-2335 (Ed. 10-00)
--------------------------------------------------------------------------------
Effective date of
this endorsement: October 31, 2007                     FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 13 Bond
                                                       To be attached to and
                                                       form a part of Bond
                                                       Number:      81951478

Issued to: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed  that this  insurance  does not apply to the  extent  that trade or economic  sanctions or other laws or regulations  prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 2, 2007

By   /s/ Robert Hamburger
     Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

--------------------------------------------------------------------------------
                                            ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: October 31, 2007    FEDERAL INSURANCE COMPANY
                                            Endorsement/Rider No. 14 Bond
                                            To be attached to and
                                            form a part of Bond No. 81951478

Issued to: DELAWARE INVESTMENT COMPANY FAMILY OF FUNDS

     DELETING  VALUATION-OTHER  PROPERTY  AND  AMENDING  CHANGE OR  MODIFICATION
     ENDORSEMENT

     In  consideration  of the premium  charged,  it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation,  is deleted in its entirety.

2.   The third  paragraph in Section 16, Change or  Modification,  is deleted in its entirety and replaced with the following:

     If this Bond is for a joint ASSURED,  no change or modification which would adversely  affect the rights of the  ASSURED  shall be  effective  prior to sixty (60) days after  written  notice has been  furnished  to all  insured
     Investment   Companies  and  the   Securities   and  Exchange   Commission,
     Washington, D.C., by the COMPANY.

The title and any headings in this  endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev. Page 1

--------------------------------------------------------------------------------

                                  Chubb & Son, div. of Federal Insurance Company
                                  as manager of the member insurers of the
                                  Chubb Group of Insurance Companies

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby  notified  that,  under the Terrorism  Risk Insurance Act of 2002
(the "Act")  effective  November  26, 2002,  this policy makes  available to you insurance  for losses  arising out of certain acts of  international  terrorism.
Terrorism is defined as any act certified by the  Secretary of the Treasury,  in concurrence  with the Secretary of State and the Attorney  General of the United
States,  to be an act of  terrorism;  to be a  violent  act  or an act  that  is dangerous to human life, property or infrastructure;  to have resulted in damage within the United  States,  or outside  the United  States in the case of an air carrier or vessel or the premises of a United States  Mission;  and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest,  as part of an effort to coerce the civilian  population of the United States or to influence the policy or affect the conduct of the United
States Government by coercion.

You should know that the insurance  provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula,  the United States pays 90% of covered terrorism losses that exceed the statutorily  established  deductible to be paid by the insurance  company  providing the coverage.  The portion of your policy's annual premium that is  attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any  questions  about  this  notice,  please  contact  your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

--------------------------------------------------------------------------------

                        IMPORTANT NOTICE TO POLICYHOLDERS

     All of the members of the Chubb Group of Insurance companies doing business in the United States  (hereinafter  "Chubb")  distribute  their products through licensed  insurance  brokers  and  agents  ("producers").  Detailed  information regarding the types of  compensation  paid by Chubb to producers on US insurance transactions  is available under the Producer  Compensation  link located at the bottom of the page at www.chubb.com,  or by calling  1-866-588-9478.  Additional information may be available from your producer.

     Thank you for choosing Chubb.

10-02-1295 (ed. 5/2007)

--------------------------------------------------------------------------------

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your  company  is now  required  to file  an  electronic  copy of your  fidelity insurance  coverage  (Chubb's ICAP Bond policy) to the  Securities  and Exchange
Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your  agent/broker  with an electronic copy of your insurance  policy as well as instructions on how to submit this proof of fidelity  insurance  coverage  to the  SEC.  You  can  expect  to  receive  this information from your agent/broker shortly.

The electronic  copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and  conditions  of  coverage  as set forth in the paper policy you receive by mail.  The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

--------------------------------------------------------------------------------

                            JOINT INSURANCE AGREEMENT

     THIS JOINT  INSURANCE  AGREEMENT,  dated as of October 31, 2007,  is by and among the funds comprising the Delaware  Investments  Family of Funds (listed on
Schedule A hereto) (the "Funds").

                                   BACKGROUND

     THIS AGREEMENT is entered into with the following background:

     A.  Section  17(g)  of the  Investment  Company  Act of  1940  (the  "Act")
authorizes the Securities  and Exchange  Commission  ("SEC") to require that the officers and employees of registered  management  investment companies be bonded against  larceny  and  embezzlement,  and  the SEC has  promulgated  Rule  17g-1 requiring such coverage in specified minimum amounts.

     B. The Funds have obtained and maintain the bonds and policies of insurance providing coverage against larceny  embezzlement by their officers and employees set forth in Attachment I hereto (the "Joint Bonds").

     C. The Board of  Trustees/Directors  of each Fund, by vote of a majority of its members  including a majority of those members of the Board of each Fund who are not  "interested  persons" as defined by Section 2 (a) (19) of the Act,  has given due  consideration  to all factors  relevant to the  amount,  type,  form, coverage and apportionment of recoveries and premiums on the Joint Bonds and has approved  the form,  term and  amount of the Joint  Bonds,  the  portion  of the premiums  payable by each Fund,  and the manner in which  recovery  on the Joint
Bonds ("Joint Bond Proceeds"),  if any, shall be shared by and among the parties hereto as hereinafter set forth.

     NOW,  THEREFORE,  IT IS HEREBY  AGREED by and among the  parties  hereto as follows:

     1. ALLOCATION OF PROCEEDS

     a. In the event a single party  suffers a loss or losses  covered under the
Joint  Bonds,  the party  suffering  such loss or losses shall be entitled to be indemnified up to the full amount of the Joint Bond Proceeds.

     b. If more than one party is damaged in a single  loss for which Joint Bond
Proceeds are  received,  each such party shall receive that portion of the Joint
Bond Proceeds  which  represents  the loss  sustained by that party,  unless the recovery is  inadequate to indemnify  fully each such party.  If the recovery is inadequate to indemnify fully each such party  sustaining a loss, the Joint Bond
Proceeds shall be allocated among such parties as follows:

     (1) Each party  sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum  amount of bond coverage then allocated to such party.  Any party not fully  indemnified  for its insurable  losses as a result of this allocation is hereafter referred to as an "Unindemnified Party".

     (2) The  remaining  portion of the Joint Bond  Proceeds,  if any,  shall be allocated to each  Unindemnified  Party in the same  proportion  as such party's allocation of minimum bond  coverage  bears to the aggregate of the minimum bond coverage  amounts for all  Unindemnified  Parties,  provided that no party shall receive Joint Bond Proceeds in excess of its actual insurable losses.

     2. ALLOCATION OF PREMIUMS

     a. The premiums  payable with respect to the Joint Bonds shall be allocated to each of the  parties  hereto  on an  annual  basis  (and,  in the  event  any increased or  additional  premium is required to be paid during the year,  as of the date such increased or additional  premium is due) in the same proportion as each party's  minimum amount of bond coverage as then reflected on Attachment II shall bear to the total of such minimum coverage.

     3. BOND COVERAGE REQUIREMENTS AND CHANGES

     a. Each party  hereto has  determined  that the minimum  amount of fidelity bond coverage deemed appropriate to be maintained by it is as set forth opposite its name in Attachment II hereto.  Each of the Funds  represents and warrants to each of the other parties hereto that the minimum amount of coverage required of it under  Rule  17g-1(d)(1)  as of the date  hereof is not more than the  amount reflected  opposite its name in Attachment II hereto.  Each of the Funds further agrees that it will promptly  take such steps as may be necessary,  from time to time,  to increase  its minimum  coverage as set forth in  Attachment  II hereto
(and,  if  necessary,  the face  amount of the Joint  Bonds) so that its minimum coverage as therein set forth shall at no time be less than the minimum coverage required of it under Rule 17g-1(d)(1).

     b. The parties  hereto may,  from time to time  hereafter,  agree to modify
Attachment  II hereto to reflect  changes in allocation of premium and coverage.
All references in this Agreement to "Attachment  II" shall be to such Attachment as amended as of the  relevant  date on which  premiums  are to be  allocated or losses are sustained.

     4. ADDITION OF NEW FUNDS AND OTHER ENTITIES

     The parties to this Agreement  contemplate  that additional  funds or other related entities permitted by Rule 17g-1 ("Additional Entities") may be added to
Delaware Investments from time to time after the date of this Agreement.  In the event an  Additional  Entity is  organized,  such  Entity may be  included as an additional party to this Agreement if the Board of Trustees/Directors of each of the Funds  (including  an  Additional  Fund if it is being  added)  approve such addition  and  establish a revised  minimum  allocation  of bond  coverage.  The inclusion  of an  Additional  Entity  as a party  to  this  Agreement  shall  be evidenced by such Entity's  execution of the Addendum to this  Agreement and all references herein to the "Funds" shall include any such Additional Entities.

     5. TERM OF AGREEMENT

     This  Agreement  shall apply to the present  fidelity bond coverage and any renewals or  replacements  thereof and shall  continue  until  terminated by any party hereto upon the giving of not less than sixty days  written  notice to the other parties.

     6. DISPUTES

     Any dispute  arising under this Agreement shall be submitted to arbitration in the City of  Philadelphia,  Pennsylvania  under  the  Rules  of the  American
Arbitration  Association,  and the decision  rendered therein shall be final and binding upon the parties hereto.

     7. GOVERNING LAW

     This Agreement  shall be governed by, and construed in accordance  with the laws of the  Commonwealth of Pennsylvania,  to the extent not inconsistent  with applicable  provisions  of the Act and the  rules  and  regulations  promulgated thereunder by the SEC.

     IN WITNESS  WHEREOF,  the parties  hereto,  intending  to be legally  bound hereby,  have caused this Agreement to be executed by a duly authorized  officer or representative as of the date first written above.

                              DELAWARE INVESTMENTS FAMILY OF FUNDS
                              on behalf of those Funds listed on Schedule A

                              By:  /s/Patrick P. Coyne
                                   Patrick P. Coyne
                                   President